

October 3, 2013

Via E-mail
Ana Marie del Rio
Secretary
Steadfast Apartment REIT, Inc.
18100 Von Karman Avenue
Suite 500
Irvine, California 92612

> **Re: Steadfast Apartment REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 6, 2013**
> **File No. 333-191049**

Dear Ms. del Rio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the "Multifamily Property Market Overview" section starting on page 43. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

2.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

3.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

6.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

7.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption plan. We urge you to consider all the elements of your share redemption plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

8.   Please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates. Please specifically address the information provided by Axiometrics as we note that you have filed a consent but have disclaimed expert status. Refer to Securities Act Compliance and Disclosure Interpretation 141.02.

9.   Please tell us why you concluded that Crossroads is not a "sponsor" for purposes of the prior performance tables.

Will the distributions I receive be taxable?, page 3

10.   Please revise the disclosure to expand the causes of distributions being paid in excess of earning and profits. Based on disclosure elsewhere in the prospectus it does not appear that return of capital distributions are simply a function of depreciation charges.

Share Repurchase Plan, page 16

11.   Please revise to confirm that "Purchase Price" reflects the full amount paid, including underwriting commissions. If so, given that prior to the time of an NAV calculation the per share amount paid in a repurchase will in all cases exceed the per share net proceeds paid to the company at the time of sale, please include a summary risk factor that shareholders will be diluted by repurchases.

The amount of distributions we make is uncertain . . . , page 21

12.   Please revise to specifically address the dilution to new investors caused by distributions made to shareholders prior to the time of investment that are in excess of earnings.

We may compete with affiliates . . . , page 29

13.   Please revise to provide additional details on the extent to which affiliates may compete with the registrant, such as information on the number of programs with a similar investment strategy, whether they are currently raising funds, and the amount of cash currently available for investment.

Estimated Use of Proceeds, page 41

14.   Please revise your table to also reflect the estimated use of proceeds if the minimum amount of shares of common stock in the primary offering is sold. Please refer to Instruction 1 to Item 504 of Regulation S-K and 3.B of Industry Guide 5. In addition, please tell us why the O&O expenses are estimated at 2-3.29% when the maximum percentage appears to be 5%.

Change in Investment Objectives and Policies, page 61

15.   We note your disclosure that the methods of implementing your investment objectives and policies, except as otherwise provided in your organizational documents, may be altered without the approval of your stockholders. Further, we note your disclosure that your primary investment objectives themselves and other investment policies and limitations specifically set forth in your charter may only be amended if approved by your stockholders. Please revise your disclosure to explain the types of changes that may be made without the approval of your stockholders and the changes that require approval of your stockholders.

<u>Directors and Executive Officers, page 65</u>

16.   For each named executive officer and/or director, please ensure that you have disclosed the principal experiences and occupations of each person during the past five years as required by Item 401(e) of Regulation S-K. For example only, please revise the disclosure regarding Ms. Neyland to identify her principal experiences and occupations from February 2011 to October 2011 and from December 2008 to June 2009 and the disclosure regarding Mr. Keating to identify his principal experiences and occupations from January 2011 to April 2011. In addition, please revise your disclosure of Mr. Meserve's background on page 74 to provide the information required by Item 401(e) of Regulation S-K.

<u>Management Compensation, page 75</u>

<u>Organizational and Offering Stage, page 75</u>

17.   We were unable to recalculate the estimated amount of $14,000,000 of "Organization and Offering Expenses – Advisor and Affiliates" if the midpoint is sold based on your disclosure. Please revise your disclosure as appropriate or advise.

<u>Conflicts of Interest, page 80</u>

18.   We note your disclosure that your sponsor has sponsored 38 privately offered prior real estate programs and one public, non-listed REIT. However, we also note that your conflicts discussion appears to only address conflicts with Steadfast Income REIT. Please revise your disclosure to specifically identify all affiliate programs and entities that directly compete with you and briefly explain how these affiliated programs and entities compete with you or otherwise advise.

<u>Syndicated Tax Credit Programs, page 88</u>

19.   Please provide us support for the IRRs cited in the disclosure. Please tell us how you determined it was appropriate to provide IRRs only for these particular properties.

<u>Adverse Business Developments, page 88</u>

20.   Please provide a more detailed explanation of the status of the Steadfast Yuba programs. In addition, based on the disclosure in Tables III and IV, please tell us why you have not cited any of those programs as programs that experienced adverse business developments.

Funds from Operations and Modified Funds from Operations, page 95

21.   Refer to the last paragraph on page 96. Please explain to us why the shorter life of a non-traded REIT makes backing out acquisition expenses from FFO to get MFFO a better indicator of operating performance.

Appendix A: Prior Performance Tables, page A-1

22.   We note your disclosure that the prior real estate programs presented in the tables are considered to have similar investment objectives to yours. Please revise your disclosure to include a discussion of the factors that you considered in determining which previous programs had similar investment objectives to you. Please refer to Instruction 1 to Appendix II of Industry Guide 5.

Table I, page A-2

23.   The "Acquisition Cost" portion of the table should reflect the full purchase price of the property, including amounts paid through indebtedness. In addition, any amounts paid to affiliates should be noted. Please revise accordingly. Alternatively, we would not object if the information about the acquisition costs and leverage were omitted. Refer to CF Disclosure Guidance Topic No. 6.

Table II, page A-3

24.   We note that your disclosure in the table identifies compensation paid to your sponsor or its affiliates in the most recent three years from a total of 122 other residential programs, 6 other hospitality programs and 12 syndicated tax credit programs. However, in the introduction paragraph to the table, you indicate that this table shows compensation paid to your sponsor for "prior real estate programs for which the offerings have closed in the most recent three years through December 31, 2012 and one other prior real estate program that paid compensation . . . but has not closed." It appears based on Table I on page A-2 that your sponsor has had only one offering that closed in the most recent three years through December 31, 2012, which is Woodranch Holdings, LLC. In addition, we note your disclosure in the "Prior Performance Summary" on page 85 indicates that your sponsor has directly or indirectly sponsored 38 privately offered prior real estate programs and one public, non-listed REIT. Please revise your disclosure as appropriate or advise us how these disclosures are consistent.

Item 37. Undertakings, page II-3

25.   We note in your undertaking identified as (2) you state "that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment may be deemed . . . ." Please revise this undertaking to include the language provided in Item 512(a)(2) of Regulation S-K.

<u>Exhibit Index</u>

26.   Please file all required exhibits as promptly as possible.

27.   We note the exhibit list includes numerous "form of" agreements or other documents. Please advise us if you do not intend on filing final, executed agreements or other documents prior to effectiveness of the registration statement. Please note that you are required to file a final legal opinion and tax opinion and final, executed articles of incorporation prior to effectiveness. Please see Item 601(b) of Regulation S-K.

<u>Exhibit 8.1 - Tax Opinion</u>

28.   Please revise the opinion to replace "contemplated method of operations" with "proposed method of operations as described in the Registration Statement".

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Rosemarie A. Thurston, Esq. (Via E-mail)